EXHIBIT 12.1

TOYOTA MOTOR CREDIT CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended September 30,		Six Months Ended September 30,
	2007	2006	2007	2006
Consolidated income before provision for income taxes	($15)	$57	$316	$302
Fixed charges:
Interest[1]	992	760	1,613	1,260
Portion of rent expense representative of the interest factor (deemed to be one-third)	2	2	4	4
Total fixed charges	994	762	1,617	1,264
Earnings available for fixed charges	$979	$819	$1,933	$1,566
Ratio of earnings to fixed charges	(A)	1.07	1.20	1.24

1 Components of interest expense are discussed in the “Interest Expense” section of “Item 2., Management’s Discussion and
  Analysis”.

(A) Due to our loss in the second quarter of fiscal 2008, the ratio coverage was less than one to one.  We must generate additional earnings of $15 million to achieve a coverage of one to one.